

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 14, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Robert A. Cohan
President and Chief Executive Officer
Aspen Exploration Corporation
2050 S. Oneida Street, Suite 208
Denver, Colorado 80224-2426

> **Re: Aspen Exploration Corporation**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2006**
> **Filed October 12, 2006**
> **Form 10-QSB for the Quarterly Period Ended March 31, 2007**
> **Filed May 15, 2007**
> **Response Letter Dated April 27, 2007**
> **Response Letter Dated June 15, 2007**
> **Response Letter Dated July 24, 2007**
> **File No. 000-09494**

Dear Mr. Cohan:

    We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

> Sincerely,
>
> Jill Davis
> Branch Chief